May 16, 2012

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C.  20549

Re:	AOL Inc.
Definitive Additional Materials filed on Schedule 14A

Filed May 7, 2012 by Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Dennis A. Miller, and James A. Warner

File No. 001-34419

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated May 9, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Definitive Proxy Statement on Schedule 14A, filed on April 30, 2012.  Our responses are numbered to correspond to your comments.

General

1.
Please refer to prior comment 4 of our initial letter to you dated April 18, 2012 and your responses to prior comments 2 and 3 of our letter dated April 25, 2012. Please consistently present opinions of belief as such and provide the requisite context to your statements. The following is a non-exclusive list of examples of statements or assertions in your materials that should be characterized as your opinion in future filings:

May 16, 2012

•	“[T]he poor performance of AOL’s Display business is the direct result of its lack of focus and the Company’s expensive operating cost structure...,”;

•	“[O]n any metric, AOL’s Display business is substantially underperforming...,”;

•	“Patch is the largest single contributor to losses in Display...,”;

•	“[D]espite significant investment, Patch has minimal revenue and massive losses...,”;

•	“Patch is not a scalable business model...,”;

•	“[T]he majority of local advertisers do not renew...,”; and,

•	“Patch’s business model is structurally flawed and will not succeed.”

We acknowledge the Staff’s comment and confirm that in future filings, Starboard will, where applicable, consistently present opinions or beliefs as such and will provide the requisite context to its statements, including with respect to the non-exclusive list of examples provided by the Staff in the Comment Letter.

2.
In future soliciting material, please clearly present the footnotes to clarify the information derived from company filings. In this regard, we note that you state in several presentation slides that “[s]egment revenue figures are from Company filings” although the company does not provide separate revenue figures for Patch.

We acknowledge the Staff’s comment and confirm that in future filings, Starboard will clearly present the footnotes to clarify any information derived from Company filings.

3.
In future filings, when comparisons are made to other companies, provide more details of the relevant metrics consulted to demonstrate why you believe the comparison is appropriate. Further, acknowledge any material differences between the companies and AOL to provide context to the comparison. For example, explain why the comparison to a premium content site during 2006-2008 is appropriately comparable to AOL now given changes to the number and types of premium content websites currently operating. Also, if estimates are being used to derive disaggregated figures, revise to so state.

We acknowledge the Staff’s comment and confirm that in future filings, whenever comparisons are made to other companies, Starboard will provide more details of the relevant metrics consulted to demonstrate why Starboard believes such comparison is appropriate and will acknowledge any material differences between the companies and AOL to provide context to the comparison.  Further, Starboard confirms that in future filings whenever estimates are being used to derive disaggregated figures, it will so state.

May 16, 2012

4.	Please supplementally provide support for the statements made regarding Patch that were derived from information provided to you by L.E.K. Consulting.

We acknowledge the Staff’s comment.  On a supplemental basis, Starboard provides the following support for the statements made regarding Patch that were derived from information provided to Starboard by L.E.K. Consulting.

L.E.K. Consulting, a business strategy consulting firm, was contracted by Starboard to provide an analysis of AOL and specifically, Patch.  L.E.K. Consulting analyzed four main aspects with respect to Patch: (1) viability; (2) revenue drivers; (3) costs; and (4) forecasts.  L.E.K. Consulting utilized a process of accumulating and analyzing the relevant information that is derived from a program of interviews and corroborated such information with an independent review of publicly available information from a variety of sources.  L.E.K. Consulting combined interview feedback with secondary research from industry associations, trade publications, and analyst reports to summarize historical trends, current market dynamics and expectations for the future.

To evaluate Patch’s viability, L.E.K. Consulting assembled data and information regarding Patch’s business model, conducted interviews with national, regional, and local advertisers, and former employees of AOL (who, to L.E.K. Consulting’s knowledge, had left AOL’s employ over six months prior to the release of the report) to understand AOL’s Patch strategy, and reviewed all available operating and financial information to determine what Patch needs to accomplish to achieve profitability. All interviews were conducted on a blinded basis in the context of a general market study on local advertising.

To evaluate Patch’s revenue drivers, L.E.K. Consulting summarized key industry dynamics for hyper-local communities and advertising by local businesses, specifically as they relate to AOL’s Patch. L.E.K. Consulting interviewed national, regional, and local Patch advertisers to document their familiarity with local online advertising, thoughts about flat fee rates, extent of discounting from rack rates, average percentage of advertising budget spent online and with Patch.com, average time spent advertising, changes in online ad spending over time, impact on their business from advertising, if any, likelihood of continuing to utilize the service with higher fees, and their expected future growth rate and how that differs from AOL projections. L.E.K. Consulting compared advertisers’ expectations regarding average growth and return on investment with AOL’s projections.  Using the Patch advertiser interviews, L.E.K. Consulting estimated the percentage of Patch ads that could be placed on other AOL properties to determine whether revenue can be substituted without incurring the cost of operating Patch.  L.E.K. Consulting further documented how AOL projections differ from its historical trends.  In addition, L.E.K. Consulting surveyed a representative set of patches to collect information regarding ads by type, size and number of rotations, and local versus regional and national advertising, and conducted secondary research to determine if national advertisements on local patch sites are ads filled by AOL (thereby representing unsold local ad inventory).

May 16, 2012

To determine costs for Patch, L.E.K. Consulting interviewed former employees of AOL (who, to L.E.K. Consulting’s knowledge, had left AOL’s employ over six months prior to the release of the report) and local advertisers and used the collected information to estimate churn rates and potential obstacles to growth.  Furthermore, for representative patches, L.E.K. Consulting estimated patch labor costs by interviewing former employees, including editors, freelancers and managers, regarding staff levels by patch. L.E.K. Consulting conducted secondary research and interviews with former employees to estimate corporate-level expenses, including expenses related to marketing, staff and IT.

Based on the above analysis on representative patches, L.E.K. Consulting estimated Patch.com business-level profit and loss and average patch losses, built a forecast with respect to a status quo scenario and conducted a “break-even” analysis to determine whether assumptions required to cover cost base, for example with respect to rate or ad placement scenarios, were realistic.

5.
We note the statement that Starboard Value “disclaims the obligation to update the information contained herein.” This statement is inconsistent with your obligations to update to reflect material changes or corrections to information provided in your soliciting materials. Refer generally to Rule 14a-9. Please confirm your understanding.

We acknowledge the Staff’s comment.  Starboard confirms its understanding and in accordance with Rule 14a-9 Starboard will update information contained in its soliciting materials to reflect material changes or corrections.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky